SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      ✓                Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                          No      ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: February 26, 2010	By	/S/ S. J. CHENG
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts:

In Taiwan R.O.C. Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k. chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS ENTERS INTO DEFINITIVE AGREEMENTS WITH SPIL

Hsinchu, Taiwan, February 26, 2010 – ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company’’) (NASDAQ: IMOS) today announced that it has entered into a share purchase agreement (the “Share Purchase Agreement”) with Siliconware Precision Industries Co., Ltd. (“SPIL”) to sell to SPIL Company’s holding of 133,000,000 common shares of its wholly owned subsidiary, ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), with a consideration of approximately NT$1.63 billion (approximately US$51.0 million). The purchased shares represent approximately 15.8% of the total number of ChipMOS Taiwan’s outstanding shares. Under the terms and conditions of the Share Purchase Agreement, SPIL will pay the purchase price in four installments to the Company with the final installment scheduled to be paid on or about March 31, 2011.

SPIL will not effect the transfer of the purchased shares until Company has fulfilled certain closing conditions of the Share Purchase Agreement. The Company plans to use the net proceeds from the Share Purchase Agreement as repayment to sums owed under the US$74.5 million syndication loan agreement executed in July 2008.

The Company also announced today that ChipMOS Taiwan has entered into an equipment purchase agreement (the “Equipment Purchase Agreement”) with SPIL to purchase SPIL’s DRAM test and LCD driver assembly and test operation lines with purchase price of approximately NT$1.63 billion (approximately US$51.0 million). Under the terms and conditions of the Equipment Purchase Agreement, ChipMOS Taiwan will pay the purchase price in four installments to SPIL with the final installment scheduled to be paid on or before March 31, 2011. All the purchased equipments will be shipped to and installed at ChipMOS’ plant by no later than July 31, 2010.

Under the terms and conditions of the Equipment Purchase Agreement, SPIL commits not to purchase DRAM testers and LCD driver assembly and test equipments within five years from the effective date of the Equipment Purchase Agreement.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS (http://www.chipmos.com) is a leading independent provider of semiconductor testing and assembly services to customers in Taiwan, Japan, and the U.S. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, ChipMOS and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.